EXHIBIT 99.1

Cronos Group Inc. Announces Capacity Expansion with Premier Greenhouse Expert

TORONTO, July 18, 2018 /CNW/ - Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) ("Cronos Group" or the "Company"), is pleased to announce that it has entered into a joint venture partnership with a group of investors led by Bert Mucci (the "Greenhouse Partners"), one of Canada's most sophisticated greenhouse operators and builders. This partnership will function through a newly formed entity, Cronos Growing Company Inc. ("Cronos GrowCo"), which will develop, construct and operate a state-of-the-art purpose-built greenhouse for cannabis production in Kingsville, Ontario.

Cronos GrowCo is a 50/50 partnership between the Company and the Greenhouse Partners. It will leverage over three decades of Bert Mucci's experience in designing, building and operating sophisticated large-scale greenhouses. Bert Mucci, has a long history of greenhouse growing experience and will bring a wealth of knowledge and expertise to this collaboration. He has made significant contributions to the horticultural industry in Canada, including investments in innovative technologies and environmental stewardship. With a proven track record of growth and expansions in vertically integrated operations - from seed to package. Bert Mucci has overseen thousands of employees and over 200 acres of fruit and vegetable greenhouses in southwestern Ontario.

Cronos GrowCo plans to develop an approximately 850,000 square foot custom-built greenhouse (the "Facility") on about 100 acres of land owned by Cronos GrowCo in the established greenhouse region of Kingsville, Ontario. The Leamington/Kingsville region of Ontario is home to the largest concentration of greenhouses in North America and is commonly referred to as the "Sun Parlour," since the area boasts one of the warmest climates in Canada. The greenhouse materials are currently on the production site and construction will begin this summer.

Cronos Group expects that once the Facility is fully operational and licensed, the Facility will produce approximately 70,000 kilograms of cannabis per annum for Cronos GrowCo. The state-of-the art Facility has been designed to optimize cutting-edge greenhouse technology and Cronos Group's best practices in cannabis cultivation coupled with the latest in efficient environment control technologies. This is expected to provide ideal and consistent environmental conditions for cannabis cultivation in an energy efficient manner. The Facility is also designed to meet GAP and GMP requirements and standards for cultivation, extraction and manufacturing activities.

The Company will assist Cronos GrowCo in obtaining any necessary Health Canada licenses for its operations and provide Cronos GrowCo access to Cronos Group's domestic and international distribution channels through a supply agreement that has been entered into. Greenhouse Partners will contribute its large-scale greenhouse design, build and operational expertise. Each partner will contribute capital as required to Cronos GrowCo for operations. Cronos GrowCo currently expects to utilize debt to fund a portion of the Facility build-out. Construction of the Facility remains subject to obtaining the necessary funding, the relevant building permits and other customary approvals and commencement of operations at the Facility will be subject to obtaining the appropriate licenses under applicable law.

"We believe this partnership serves as a textbook illustration of our strategy and how Cronos Group plans to execute on a global scale," said Mike Gorenstein, CEO of Cronos Group. "It leverages the data and intellectual property we have been creating at Peace Naturals, our center of excellence, to create capacity and operating leverage in Canada with a premier expert in greenhouse execution, all accomplished in a capital efficient manner."

"I am very excited to be personally investing in this initiative," said Bert Mucci. "I am confident that Cronos GrowCo has put together a unique and talented management team of experts with over 50 years of combined experience to execute our vision. This management team shares my passion and is dedicated to making an impact on health and wellness in the 21st century."

"Cronos is thrilled to be partnering with the Greenhouse Partners. Bert Mucci's experience and execution with large scale commercial agriculture is second to none," said David Hsu, COO of Cronos Group. "This is a perfect fit, as all parties are committed to commercial efficiencies, technological innovations and most importantly, the highest quality products. This partnership combines the regional expertise of high tech greenhouses, cannabis cultivation best practices and customizing the latest automation technology developed for commercial agriculture."

About Cronos Group
Cronos Group is a globally diversified and vertically integrated cannabis company with a presence across four continents. The Company operates two wholly-owned Canadian licensed producers regulated under Health Canada's Access to Cannabis for Medical Purposes Regulations: Peace Naturals Project Inc., which was the first non-incumbent medical cannabis license granted by Health Canada, and Original BC Ltd., which is based in the Okanagan Valley, British Columbia. The Company has multiple international production and distribution platforms including in Germany, Israel and Australia. The Company intends to continue to rapidly expand its global footprint as it focuses on building an international iconic brand portfolio and develop disruptive intellectual property. Cronos Group is committed to building industry leading companies that transform the perception of cannabis and responsibly elevate the consumer experience.

Forward-looking statements
This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws.  All information contained herein that is not clearly historical in nature may constitute forward-looking information.  In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "plan", "anticipate", "intend", "potential", "estimate", "believe" or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Some of the forward-looking statements contained in this press release, include the development, construction and operation of the Facility, the nature of the Facility and its operations, including that its operations will be in an energy efficient manner, anticipated size and capacity of the Facility, the receipt of necessary funding, building permits and other approvals, including applicable production and sales licenses, for the construction and operation of the Facility, the expectation that construction of the Facility will be funded with debt and the partnership with create capacity and operating leverage in a capital efficient manner,, the Company's ability to supply international markets, the Company's intention to continue to rapidly expand its global footprint, build an international iconic brand portfolio and develop disruptive intellectual property. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance.  A discussion of some of the material risks applicable to the Company can be found in the Company's current MD&A and Annual Information Form, both of which have been filed on SEDAR and can be accessed at www.sedar.com. The forward-looking information included in this news release is made as of the date of this news release and, except as required by law, Cronos Group disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements.

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SOURCE Cronos Group Inc.

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%CIK: 0001656472

For further information: Anna Shlimak, Investor Relations, Tel: (416) 504-0004, investor.relations@thecronosgroup.com

CO: Cronos Group Inc.

CNW 08:00e 18-JUL-18